Mail Stop 3561

August 30, 2007

David Murphy
President and Chief Executive Officer
Host America Corporation
Two Broadway
Hamden, CT   06518

>   **Re: Host America Corporation**
>   **Amendment No. 2 to Preliminary Schedule 14A**
>   **File No. 0-16196**
>   **Filed August 17, 2007**

Dear Mr. Murphy:

    We have reviewed the above filing and have the following comments.

Alternatives Considered by Management: Business Strategy, page 29

1.   We note your response to our prior comment number 2 and your revised
      disclosure in the first paragraph on page 30. Please provide the disclosure
      required by Item 14(b)(6) of Schedule 14A for any report, opinion or appraisal
      supplied to you by Ardour Capital, or tell us why you do not feel that this
      disclosure is necessary.

2.   We note your response to our prior comment number 3 and revised disclosure in
      the final paragraph on page 30. Please expand your disclosure to explain why a
      related party buyer would not also be required to absorb the costs associated with
      Messrs. Rossomando, Cerreta and Hayes.

Reasons for the Corporate Dining and the Lindey Sales, page 32

3.   We note your response to our prior comment number 5. Please revise your
      disclosure in this section and in the fourth paragraph on page 3 to disclose the
      amount of liabilities that you will retain in connection with the Corporate Dining

sale and the amount of liabilities that the buyer will assume, if any, and to highlight the fact that retained liabilities are nearly equivalent to the purchase price for Corporate Dining.

<u>Opinion of Our Financial Advisor Regarding the Fairness, page 49</u>

4.   We note your response to our prior comment number 7. Please revise your disclosure to describe the process you followed in choosing comparable companies for Corporate Dining. Please also explain in more detail what you mean by "the uncertainty regarding economic and industry trends."

                                    *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Direct any questions to me at (202) 551-3412.

                                                        Sincerely,

                                                        Amanda McManus
                                                        Branch Chief

cc: John Wills, Esq. *(via facsimile)*